# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1stdibs.com, Inc., CIK 0001600641
CUSIP: 320551104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 300 PARK AVENUE SOUTH, 10TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001237860

## Reporting persons
- David S. Rosenblatt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,904,520; shared voting power 0; sole dispositive power 3,904,520; shared dispositive power 0; aggregate amount beneficially owned 3,904,520 (10.2% of the class); the aggregate amount excludes certain shares
- Bessemer Trust Company of Delaware, N.A., as Trustee of the 2024 Laura Thalheimer Rosenblatt Family Trust u/a/d April 1, 2024: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 22,500; shared voting power 0; sole dispositive power 22,500; shared dispositive power 0; aggregate amount beneficially owned 22,500 (0.1% of the class)
- 2012 David Rosenblatt Family Trust dated November 30, 2012: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 665,302; shared voting power 0; sole dispositive power 665,302; shared dispositive power 0; aggregate amount beneficially owned 665,302 (1.8% of the class)

## Item 1. Issuer
Name of issuer: 1stdibs.com, Inc.
Address of issuer's principal executive offices: 300 PARK AVENUE SOUTH, 10TH FLOOR, NEW YORK, NY, 10010

## Item 2. Person Filing
Name of person filing:
David S. Rosenblatt
2012 David Rosenblatt Family Trust dated November 30, 2012
Bessemer Trust Company of Delaware, N.A., as Trustee of the 2024 Laura Thalheimer Rosenblatt Family Trust u/a/d April 1, 2024
Address of principal business office or, if none, residence:
c/o 1stdibs.com, Inc.
300 Park Avenue South
10th Floor
New York, New York 10010
Citizenship: David S. Rosenblatt is a citizen of the United States of America. The 2012 David Rosenblatt Family Trust dated November 30, 2012 is formed under the laws of the State of New York. The 2024 Laura Thalheimer Rosenblatt Family Trust u/a/d April 1, 2024 is administered under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to questions 5 through 9 and 11 on the cover pages are incorporated by reference into this Item 4. David S. Rosenblatt has no voting or dispositive power over shares of Common Stock held by the 2012 David Rosenblatt Family Trust dated November 30, 2012 or the 2024 Laura Thalheimer Rosenblatt Family Trust effective April 1, 2024 (collectively, the "Trusts"). Mr Rosenblatt disclaims beneficial ownership of the shares of Common Stock held by the Trusts, except to the extent of his pecuniary interest therein. The filing of this Amendment No. 3 to Schedule 13G (this "Amendment") shall not be deemed an admission that Mr. Rosenblatt is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities held by the Trusts and covered by this Amendment.
Percent of class: The responses to questions 5 through 9 and 11 on the cover pages are incorporated by reference into this Item 4. David S. Rosenblatt has no voting or dispositive power over shares of Common Stock held by the Trusts. Mr Rosenblatt disclaims beneficial ownership of the shares of Common Stock held by the Trusts, except to the extent of his pecuniary interest therein. The filing of this Amendment shall not be deemed an admission that Mr. Rosenblatt is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities held by the Trusts and covered by this Amendment.
Sole power to vote or to direct the vote: The responses to questions 5 through 9 and 11 on the cover pages are incorporated by reference into this Item 4. David S. Rosenblatt has no voting or dispositive power over shares of Common Stock held by the Trusts. 2012 David Rosenblatt Family Trust dated November 30, 2012 or the 2024 Laura Thalheimer Rosenblatt Family Trust effective April 1, 2024 (collectively, the "Trusts"). Mr Rosenblatt disclaims beneficial ownership of the shares of Common Stock held by the Trusts, except to the extent of his pecuniary interest therein. The filing of this Amendment shall not be deemed an admission that Mr. Rosenblatt is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities held by the Trusts and covered by this Amendment.
Shared power to vote or to direct the vote: The responses to questions 5 through 9 and 11 on the cover pages are incorporated by reference into this Item 4. David S. Rosenblatt has no voting or dispositive power over shares of Common Stock held by the Trusts. Mr Rosenblatt disclaims beneficial ownership of the shares of Common Stock held by the Trusts, except to the extent of his pecuniary interest therein. The filing of this Amendment shall not be deemed an admission that Mr. Rosenblatt is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities held by the Trusts and covered by this Amendment.
Sole power to dispose or to direct the disposition: The responses to questions 5 through 9 and 11 on the cover pages are incorporated by reference into this Item 4. David S. Rosenblatt has no voting or dispositive power over shares of Common Stock held by the Trusts. Mr Rosenblatt disclaims beneficial ownership of the shares of Common Stock held by the Trusts, except to the extent of his pecuniary interest therein. The filing of this Amendment shall not be deemed an admission that Mr. Rosenblatt is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities held by the Trusts and covered by this Amendment.
Shared power to dispose or to direct the disposition: The responses to questions 5 through 9 and 11 on the cover pages are incorporated by reference into this Item 4. David S. Rosenblatt has no voting or dispositive power over shares of Common Stock held by the Trusts. Mr Rosenblatt disclaims beneficial ownership of the shares of Common Stock held by the Trusts, except to the extent of his pecuniary interest therein. The filing of this Amendment shall not be deemed an admission that Mr. Rosenblatt is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities held by the Trusts and covered by this Amendment.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Signatures
- David S. Rosenblatt: David S. Rosenblatt, David S. Rosenblatt (08/14/2025)
- Bessemer Trust Company of Delaware, N.A., as Trustee of the 2024 Laura Thalheimer Rosenblatt Family Trust u/a/d April 1, 2024: Bessemer Trust Company of Delaware, N.A., as Trustee of the 2024 Laura Thalheimer Rosenblatt Family Trust u/a/d April 1, 2024, By: Emily Nelson Its: Associate Vice President (08/14/2025)
- 2012 David Rosenblatt Family Trust dated November 30, 2012: 2012 David Rosenblatt Family Trust dated November 30, 2012, By: David Peltz Its: Trustee (08/14/2025)